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                                                                  EXHIBIT (d)(2)
                                BLACKFRIARS CORP.
                           555 Skokie Blvd, Suite 555
                           Northbrook, Illinois 60062
                                 (818) 991-9000




February 19, 2003

Board of Directors
Emco Limited
620 Richmond Street
London, Ontario
N6A 5J9
Canada

Dear Sirs:

This letter is provided to the Board of Directors (the "Board") of Emco Limited ("Emco"), in conjunction with the proposed transaction reflected in the Support Agreement currently being negotiated between Blackfriars Corp. ("Blackfriars") and 2022841 Ontario Inc. and Emco ("Agreement").

To encourage the Board to approve the Agreement, and in response to concerns raised by the Board, Blackfriars agrees to keep a balance of U.S. funds equivalent to a minimum of $300 million (Canadian Dollars) in our accounts with Bank of America until the earlier of the taking up and payment for Emco stock as contemplated by the Agreement or any termination of the Agreement in accordance with its terms. IT is understood and agreed that such funds may be used to take up and pay for such Emco stock.

In addition, Blackfriars will endeavor to have the Bank of America confirm in writing to the Board's financial advisor, TD Securities, the oral advice that it gave earlier today in respect to the financial capabilities of Blackfriars.

Sincerely,


/s/ Thomas A. Lullo

Thomas A. Lullo
Treasurer and Assistant Secretary